

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2025

Ryan Schadel
Chief Executive Officer
Metavesco, Inc.
410 Peachtree Pkwy, Suite 4245
Cumming, GA 30041

> **Re: Metavesco, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 10, 2025**
> **File No. 024-12608**

Dear Ryan Schadel:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.  We note your response to prior comment 1, your revised disclosure and your disclosure on the cover page that "[r]eferences herein to the 'Offered Shares' include the Selling Shareholder Offered Shares, unless the context requires otherwise. (See 'Use of Proceeds,' 'Plan of Distribution' and 'Selling Shareholders')." Please consider whether the context of each use of "Offered Shares" is sufficiently clear or whether further revision would be appropriate.

2.  We note your response to prior comment 2, your revised disclosure and continued use of the midpoint of your price range in certain portions of your offering statement, and we reissue. Please revise Part II of your offering statement to consistently use the

upper end of your price range. Please further note that there is a discrepancy on your cover page with respect to the upper end of your price range, and revise as appropriate. Finally, please ensure that the midpoint used in your Part 1, Item 4 disclosure is accurate.

3.      We note your Part I, Item 4 disclosure only includes the Company Offered Shares in the "number of securities offered." Please revise to include the total number of shares being qualified under your offering statement.

4.      We note your response to prior comment 4 and revised disclosure. Please further revise the table on the cover page to include the amount of interest being qualified when referencing the principal amount of the Subject Convertible Notes being qualified. Additionally, please consider whether you should clarify throughout your offering statement.

5.      We note your response to prior comment 7 and revised disclosure, and we reissue in part. Please add Puerto Rico to your Item 5, Part I disclosure or delete the same from page 21 of your offering statement.

6.      We note your response to prior comment 8 and revised disclosure. Please note that Rule 506(b) is not listed as an exemption relied upon for the disclosed issuances of unregistered securities. Please reconcile this discrepancy. We further note the common stock issuances disclosed on page F-31. Please confirm that such issuances are included in your Part I disclosure, or revise as appropriate. Similarly, please ensure that all sales of unregistered securities listed in your Part I disclosure are disclosed in your offering statement, as applicable.

7.      We note your response to prior comment 10 and revised disclosure, and we reissue. We note your disclosure on the cover page and elsewhere that the Subject Convertible Notes will convert "at the election of their respective holders." Please revise to ensure that your offering statement is consistent throughout and that any discrepancies in your disclosures are reconciled.

Plan of Distribution
Procedures for Subscribing, page 21

8.      We note your response to prior comment 11 and reissue in part. Specifically, we note your disclosure that in connection with determining whether to accept or reject a subscription you intend to consider, among other things, your "then-current need for a cash investment" and "the state of the securities markets, in general, and the market for [your] common stock, in particular." Please confirm your understanding that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. Relatedly, please also confirm your understanding that in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.

<u>Notes to Unaudited Financial Statements</u>
<u>Note 2 - Significant Accounting Policies</u>
<u>Principles of Consolidation, page F-6</u>

9.	Please reconcile your description of Epic Labor, Inc. here as a Wyoming corporation with your descriptions elsewhere of Epic Labor, Inc. as a Georgia corporation.

	Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc:	Eric Newlan